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Exhibit 12.1

	Ratio of Earnings to Fixed Charges
	Nine Months Ended January 25, 2004	2003	2002	2001	2000	1999
	(In thousands excepts ratios)
Income (loss) before income taxes(1)	$(1,910)	$(66,237)	$(125,914)	$(336,756)	$141,534	$178,892
Add: Fixed Charges	33,109	42,300	37,981	37,551	32,768	27,360

Earnings	$31,198	$(23,937)	$(87,933)	$(299,205)	$174,302	$206,252

FIXED CHARGES
Interest expense	$8,615	$10,331	$17,279	$20,026	$15,243	$9,837
Distribution on CTPS	24,493	31,969	20,702	17,525	17,525	17,523

Fixed Charges	$33,109	$42,300	$37,981	$37,551	$32,768	$27,360

Earnings available to cover fixed charges	$31,198	N/A	N/A	N/A	$174,302	$206,252

Fixed Charge Coverage Ratio	0.94	N/A	N/A	N/A	5.32	7.54

Deficiency of earnings to cover fixed charges	$(1,910)	$(66,237)	$(125,914)	$(336,756)	N/A	N/A

(1)
Represents income (loss) before income taxes, including income taxes ordinarily netted against minority interests.

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  Exhibit 12.1